Filed by Motive Capital Corp

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Motive Capital Corp

Commission File No. 001-39794

The following FAQ were distributed to Forge employees in connection with the proposed business combination transaction between Motive Capital Corp and Forge.

Where can I find out more details about this announcement?

A press release will be viewable at our website at 5:00 am PT / 8:00 am ET; And Kelly will host an All Hands and Live Q&A meeting today, September 13th at 9:15 am PT / 12:15 pm ET to share details and answer questions. Join using this link.

What is a SPAC?

A SPAC is a special purpose acquisition company listed on a stock exchange with the purpose of merging with a private company that will assume the listing – thereby going public without going through the traditional process of an initial public offering (IPO). SPACs have no commercial operations, products or sales and are set up with the sole purpose of raising money through an IPO to eventually acquire another company.

Employees can learn more about SPACs at the September 15th webinar hosted by [●] at 11:00 am PT / 2:00 pm PT. Stay tuned for joining information.

What is the benefit of going public? / Why is this the right move for Forge?

Going public is a strategic move for our business, and we considered many options and alternatives from many interested parties when making this choice. We believe the business is currently at an inflection point with a high growth trajectory. By going public, Forge will have more capital and more support from a world-class partner that we believe will allow us to do things like expand globally, add new capabilities and get our feet in more doors - furthering our ability to innovate, disrupt and be leaders in our space.

Why is Forge going public via SPAC vs. traditional IPO? And aren’t we all about staying private?

Employees can learn more about SPACs at the September 15th webinar hosted by Tim Wolfe of FT Partners at 11:00 am PT / 2:00 pm PT. Stay tuned for joining information.

We believe our strategic partnership with our SPAC sponsor, Motive Capital Corp, will provide further credibility for the Forge brand as we continue to be known as A leading global private securities marketplace.

Who is Motive? / Why Motive?

Motive Capital Corp (MOTV) is a special purpose acquisition company (SPAC) formed for the purpose of effecting a merger, stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. Our partnership with Motive opens doors to Forge that will be advantageous to our business and the Forge brand. Partnering with Motive provides a competitive advantage that we believe will allow us to expand globally, add new capabilities and achieve operational excellence as we continue to boldly innovate and disrupt.

What is the benefit of going public for employees?

By going public, Forge will have the capital and resources to better support our employees’ goals and ambitions. There will be new opportunities and strategic advantages as a result of our new business functions - such as investor and analyst relations, government affairs and more – and the acceleration of the advancements that we believe will make Forge the provider of choice when engaging in the private market. You will have the opportunity to grow your career as Forge grows.

Additionally, after going public, there will be a public market for Forge shares which can be highly beneficial for employees who have stock options. An IPO provides liquidity for the company, allowing employees who own shares to sell them in the public market.

Will Forge still be considered a startup?

Although public companies are not considered startups, Forge’s values of being bold, accountable and humble will continue to drive our culture as we deliver on our mission of serving the emerging needs of the private market economy.

What does this mean for Forge’s culture?

As we grow into this next phase, we will continue to honor and preserve our culture and everything that makes Forge special. While a company’s culture is not static and evolves over time, we will continue to foster a culture of collaboration, empathy and inclusivity. We will continue to value feedback, transparency and access to leadership. We will continue to offer employees the opportunity to innovate, have ownership of their work and make an impact on the organization as we embrace this moment.

When does Forge become a public company?

Forge will be a publicly traded company when the transaction closes, or de-SPACs. At that time, which is anticipated to be fourth quarter of this year or in the first quarter of 2022, Forge will be traded on one of the major public exchanges. Until that time, we remain a private company focused on our mission.

Once the SPAC is completed, we will have a company-wide celebration to mark this amazing moment in time and to thank all of you who have gotten us here. Without the contribution, dedication and hard work of everyone at Forge, this would not be possible.

Will we acquire new employees through the SPAC process?

Forge will not acquire new employees through the SPAC process. We will continue to focus on our 2021 hiring plan, which includes additional resources in Finance and Compliance to support our SPAC process.

Will there be changes in leadership?

There are no expected changes to Forge’s leadership team or their roles as a result of going public.

How will this affect me day-to-day? / Will my job change?

While this is an exciting milestone for our company, and some processes will change, we don’t expect that many employees’ roles will change as a result of going public. Forge will have additional reporting responsibilities as a public company and will require more structure as we grow and scale. There will also be additional regulatory requirements and some changes in policies and procedures that we will adhere to so that we remain in compliance. We’ll communicate all of those changes as relevant with staff in the coming weeks and months.

Will my salary change?

There will be no changes to employee salaries as a result of this transaction or Forge going public. We will continue to review salaries twice a year.

What will happen to my stock options?

We’ll give you more details on stock options in the coming weeks and will be hosting an upcoming lunch and learn. We’ll also have a written equity guide that we will distribute to all employees. The People team will host office hours for any employees who have questions about their equity. Stay tuned for employee communications and calendar invites with timing for those.

Are my benefits going to change?

There will be no changes to benefits as a result of Forge going public. We do, however, seek feedback each year when evaluating our benefit offerings to ensure that we are providing benefits that best meet our employees’ needs.

How will I know what is happening?

We are excited to bring you along on this journey and are committed to having open and transparent communication throughout the process. We will continue to provide regular updates through emails and All Hands meetings and will provide resources, lunch and learn and 1:1 sessions to explain what happens and what to expect as we move through this process to becoming a public company.

How can be I be involved in communicating the story?

If you are not registered (e.g., Series 7, 24, 99 licenses) with the Forge Securities broker-dealer, you can help Forge amplify our story by liking and sharing our posts and releases on LinkedIn and Twitter.

Registered employees with the Forge Securities broker-dealer may share preapproved posts through LinkedIn only. Registered reps should not post additional comments along with Forge’s posts unless prior approval is received from Compliance. See the social media guidelines in our Insider Trading Policy.

What do I say if clients or partners or others ask me about this news?

Please direct any questions about the deal itself to the Forge website; there anyone interested can view the press release. If you get pressed for more information – just say that they can probably find what they’re looking for at our website. Don’t share information beyond that. And if you need support, elevate inquiries to the exec team. Our legal team will provide more guidance on corporate communications.

Here are approved statements you can use:

•	For email inquiries, you can respond with: “Hi – thanks for the question. You can find more information on our news by visiting our website at forgeglobal.com.”

•	For calls, you can respond with: “Thanks for asking. You can find more information about our news by visiting our website.”

What am I allowed to communicate about this news to people outside of Forge?

Forge employees should not share any information that has not been shared externally. If you have any questions, please email [●][●]

How should I respond if I get contacted by a member of the press?

All press inquiries should be directed to [●]. If you are contacted by a member of the press, please direct them to email [●] at [●] and cc [●]. If a reporter calls you, ask for their contact information, and tell them you’ll have someone call them back. Nothing is off the record and information should never be forwarded to a reporter without approval from communications.

Will there be terminations or reductions in budgets associated with the announcement?

There is no plan to reduce headcount in associations with this announcement. And we’ll continue to embark on our budget planning process over the coming months as in years past but have not earmarked any specific budget reductions at this time associated with our SPAC merger.

Does this mean we have to report quarterly results on a go forward basis?

Once public, at the terminations of the de-SPAC process, we will be a public company, subject to all the same rules and regulations of other public companies, which will include reporting earnings on a quarterly basis. We’ll provide training for all employees where we’ll cover all the changes associated with this transition in the coming weeks. Look for invites to those training sessions soon.

Can I buy MOTV shares before we de-SPAC?

Forge’s Policy is that officers, directors, employees and other persons providing services on behalf of Forge (as well as immediate family members and others living in their household) must not:

•	Transact in Motive securities before we de-SPAC. This includes, but is not limited to, the purchase or sale of Motive securities, short sales of Motive securities, and put or call options of Motive Securities.

•	Transact in Motive securities on behalf of others or disclose any information regarding the SPAC or Motive to any third party while the Policy is in effect.

•	Transact in any Forge securities while the Policy is in effect.

Please send questions or concerns regarding the Policy to the Compliance team at [●]. See our Insider Trading Policy for more detail.

What should I do if I have additional questions?

If you have additional questions to the ones in this FAQ, please submit them by using this [●]. We won’t be able to answer every question immediately, but we’ll work to address as many as we can and use the questions that come in to roll out more communications and resources as we move through this process. Your executive team can also help address any urgent questions that may come up.

About Motive Capital Corp

Motive Capital Corp is a blank check company formed for the purpose of effecting a merger, stock exchange, asset acquisition, stock purchase, reorganization or similar business combination. Motive Capital Corp is sponsored by affiliates of Motive Partners, a specialist private equity firm with offices in New York City and London, focusing on growth equity and buyout investments in software and information services companies based in North America and Europe and serving five primary subsectors: Banking & Payments, Capital Markets, Data & Analytics, Investment Management and Insurance. Motive Partners brings differentiated expertise, connectivity and capabilities to create long-term value in financial technology companies.

In these materials, references to "Motive Partners" generally refer to Motive Partners GP, LLC, collectively with its affiliates and any investment funds, investment vehicles or accounts managed or advised by any of the foregoing (each such fund, vehicle or account, a "Motive Fund"). Motive is sponsored by Motive Capital Funds Sponsor, LLC (the "Sponsor"), which is an affiliate of Motive Partners. However, Motive Capital Corp is an independent publicly traded company, and not affiliated with Motive Partners. Motive Partners has not and is not providing investment advice to any person in connection with the matters contemplated herein, including Motive Capital Corp, the Sponsor or Forge.

This material is neither an offer to sell nor a solicitation of an offer to buy any security in any Motive Fund, and may not be used or relied upon in connection with any offer or solicitation. A private offering of interests in a Motive Fund may only be made by such Motive Fund pursuant to the offering documents for such Motive Fund, which will contain additional information about the investment objectives, terms, and conditions of an investment in such Motive Fund and also contain tax information and risk disclosures that are important to any investment decision regarding such Motive Fund. The information contained in this material is superseded by, and is qualified in its entirety by reference to such offering documents. This communication is intended only for persons resident in jurisdictions where the distribution or availability of this communication would not be contrary to applicable laws or regulations.

Past performance or activities are not necessarily indicative of future results, and there can be no assurance that any Motive Fund will achieve results comparable to those presented herein, or that any Motive Fund will be able to implement its investment strategies or achieve its investment objectives. A Motive Fund’s investment and applicable investment restrictions may differ from those historically employed by Motive Partners, and economic conditions may differ materially from the conditions under which any other investment fund, investment vehicle or account managed by Motive Partners has previously invested. The investments, transactions and operational activities of Motive Partners contained in this material, if any, are shown for illustrative purposes only of the types of investments, transactions and activities that have historically been undertaken by Motive Partners, its affiliates and their respective officers, directors, partners, members, employees and/or advisors.

About Forge

Forge is a leading provider of marketplace infrastructure, data services and technology solutions for private market participants. By combining world-class trading technology and operating expertise, Forge Markets enables private company shareholders to trade private company shares with accredited investors. Forge Company Solutions, Forge Data and Forge Trust along with Forge Markets provide the transparency, access and solutions that companies, as well as institutional and individual investors need to confidently navigate and efficiently transact in the private markets. Securities related services are offered through Forge Securities LLC (“Forge Securities”), a wholly-owned subsidiary of Forge Global, Inc. Forge Securities is a registered Broker Dealer and, Member FINRA/SIPC and alternative trading system.

Important Information and Where to Find It

This communication is being made in respect of the proposed business combination transaction involving Motive Capital Corp and Forge (the “Merger”). This communication may be deemed to be solicitation material in respect of the proposed Merger. The proposed Merger will be submitted to Motive Capital’s stockholders for their consideration. In connection with the proposed Merger, Motive Capital intends to file with the SEC a registration statement on Form S-4 containing a proxy statement/prospectus to be distributed to Motive Capital’s stockholders in connection with Motive Capital’s solicitation of proxies for the vote of its stockholders in connection with the proposed Merger and other matters as described in such proxy statement/prospectus. The proxy statement/prospectus will also serve as the prospectus relating to the offer of the securities to be issued to Forge’s stockholders in connection with the completion of the proposed Merger. Motive Capital also intends to file other relevant documents with the SEC regarding the proposed Merger. Before making any voting or investment decision with respect to the proposed Merger, investors, stockholders and other interested persons are urged to read carefully and in their entirety, when available, the definitive proxy statement/prospectus (including any amendments or supplements thereto) as well as other documents filed with the SEC because these documents will contain important information about Motive Capital, Forge and the proposed Merger. After the registration statement is declared effective, the definitive proxy statement/prospectus to be included in the registration statement will be mailed to stockholders of Motive Capital as of a record date to be established for voting on the proposed transaction. Stockholders will also be able to obtain a copy of the proxy statement/prospectus, without charge, by directing a request to: Motive Capital Corp, 7 World Trade Center, 250 Greenwich Street, Floor 47, New York, NY 10007. The preliminary and definitive proxy statement/prospectus to be included in the registration statement, once available, can also be obtained, without charge, at the SEC’s website (www.sec.gov) or by directing a request to info@motivecapitalcorp.com. The information contained on, or that may be accessed through, the websites referenced in this communication is not incorporated by reference into, and is not a part of, this communication.

Participants in the Solicitation

Motive Capital and Forge, and certain of their respective directors and executive officers and other members of management and employees, may be deemed to be “participants” in the solicitation of proxies with respect to the potential transaction described in this communication under the rules of the SEC. Information about the directors and executive officers of Motive Capital is set forth in its Annual Report on Form 10-K/A for the fiscal year ended December 31, 2020, which was filed with the SEC on June 2, 2021. To the extent that holdings Motive Capital’s securities have changed from the amounts reported in such Form 10-K/A, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Information regarding persons who may, under the rules of the SEC, be deemed participants in the solicitation of the stockholders in connection with the potential transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be set forth in the Form S-4, the proxy statement/ prospectus and other relevant materials relating to the proposed merger to be filed with the SEC. These documents can be obtained free of charge from the sources indicated above. Stockholders and other investors should read the Proxy Statement/Prospectus carefully when it becomes available before making any voting or investment decisions.

Non-Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of any vote or approval, or of an offer to buy the securities of Motive Capital or Forge, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended.

Forward-Looking Statements

This communication includes, and oral statement made from time to time by representatives of Motive Capital and Forge may contain, statements that are not historical facts but are forward looking statements within the meaning of the “safe harbor “provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” ”could,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “target,” “goal,” “expect,” “should,” “would,” “plan,” “predict,” “project,” “forecast,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict, indicate or relate to future events or trends or Motive Capital’s or Forge’s future financial or operating performance, or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding projections, estimates and forecasts of revenue and other financial and performance metrics and projections of market opportunity and expectations, the ability to complete the business combination due to the failure to obtain approval from Motive’s shareholders or satisfy other closing conditions in the business combination agreement, the occurrence of any event that could give rise to the termination of the business combination agreement, the ability to recognize the anticipated benefits of the business combination, the amount of redemption requests made by Motive’s public shareholders, the estimated implied enterprise value of the Company, Forge’s ability to effectively compete in its industry, Forge’s ability to scale and grow its business, the cash position of the Company following closing, the timing of the closing of the business combination, the outcome of any legal proceedings that may be instituted against Motive Capital, the combined company or others following the announcement of the business combination and any definitive agreements with respect thereto, the ability to meet the NYSE’s listing standards following the consummation of the business combination, the risk that the business combination disrupts current plans and operations of Forge as a result of the announcement and consummation of the business combination, costs related to the business combination, changes in applicable laws or regulations, the possibility that Forge or the combined company may be adversely affected by other economic, business and/or competitive factors, and the impact of the novel coronavirus disease pandemic and its effect on business and financial conditions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, while considered reasonable by Motive Capital, Forge and their respective management, as the case may be, are subject to risks and uncertainties that may cause actual results to differ materially from current expectations. You should carefully consider the risks and uncertainties described in the “Risk Factors” section of Motive Capital’s final prospectus filed on December 14, 2020, Annual Report on Form 10-K for the fiscal year ended December 31, 2020 (as subsequently amended), in each case, under the heading “Risk Factors,” and other documents of Motive Capital filed, or to be filed, including the proxy statement/prospectus, with the SEC. There may be additional risks that Motive Capital and Forge presently do not know or that they currently believe are immaterial that could also cause actual results to differ materially from those contained in the forward-looking statements. In addition, forward-looking statements reflect Motive Capital’s and Forge’s expectations, plans or forecasts of future events and views as of the date of this communication. Motive and Forge anticipate that subsequent events and developments will cause their assessments to change. However, while Motive Capital and Forge may elect to update these forward-looking statements at some point in the future, Motive Capital and Forge specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Motive Capital’s and Forge’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.